

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Marc Rossiter
Chief Executive Officer
Enerflex Ltd.
1331 Macleod Trail S.E., Suite 904
Calgary, Alberta, Canada, T2G 0K3

> **Re: Enerflex Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed August 8, 2022**
> **File No. 333-263714**

Dear Mr. Rossiter:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to prior comments is to comments in our August 2, 2022 letter.

Amendment No.3 to Registration Statement on Form F-4

Management's Discussion and Analysis of Financial Condition and Results of Operations
Enerflex
First Quarter 2022 Overview, page 247

1.   We note your response to prior comment 1. Please revise your disclosure to include the information that you include in your response regarding the quantitative impact that each of these factors had on your change in gross margin.

You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lee McIntyre